EXHIBIT 4.1

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY  THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

CONVERTIBLE PROMISSORY NOTE

$20,000.00

______, 2012

Beverly Hills, California

For value received DAVI LUXURY BRAND GROUP, INC., a Nevada corporation (the “Company”) promises to pay to ____________ or its assigns (“Holder”) the principal sum of $20,000.00 together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

1.

Repayment.  All payments of interest and principal shall be in lawful money of the United States of America.  All payments shall be applied first to accrued interest, and thereafter to principal.  The outstanding principal amount of the Loan shall be due and payable on June 30, 2013 (the “Maturity Date”).

2.

Interest Rate.  The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of eight percent (8%) per annum or the maximum rate permissible by law, whichever is less.  Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.

Conversion.

(a)

Conversion.  At any time prior to the repayment in full of this Note, at the election of the Holder, the outstanding principal balance of this Note together with all accrued and unpaid interest shall be converted into shares of Common Stock of the Company at a conversion price equal to $0.10 per share (as adjusted for stock splits, combinations and the like), with any fraction of a share rounded down to the next whole share and the fair market value of any such fraction of a share paid in cash.

(b)

Limitations on Exercise.  Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by the Holder upon any conversion of this Note shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by the Holder and its affiliates and any other persons/entities whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), does not exceed 9.9% of the total number of issued and outstanding shares of Common Stock.  For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  This restriction may only be waived or amended by a written waiver/amendment entered into by the parties at least 61 days before such waiver/amendment becomes effective.

(c)

Adjustments of Conversion Price and Number and Kind of Conversion Shares.  In the event of a stock split, stock dividend, merger, recapitalizations or other similar event effected by the Company during the term of this Note, a corresponding adjustment shall be deemed made under this Note so that the Holder will receive, upon conversion, for the same aggregate amount converted hereunder after such an event, the kind and amount of other securities or property receivable by the Holder immediately prior to such event with respect to the shares underlying this Note.  The provisions of this Section 3 shall similarly apply to successive events.

4.

Maturity.  Unless this Note has been previously converted in accordance with the terms of Section 3 above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable in cash on the Maturity Date.

5.

Expenses.  In the event of any default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

6.

Prepayment.  The Company may not prepay this Note prior to the Maturity Date without the consent of the Holder.

7.

Default.  If there shall be any Event of Default hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

(a)

The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b)

The Company shall default in its performance of any covenant under the Note;

(c)

The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)

An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

8.

Waiver.  The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.

Governing Law.  This Note shall be governed by and construed under the laws of the State of California, as applied to agreements among California residents, made and to be performed entirely within the State of California, without giving effect to conflicts of laws principles.

10.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Holder.

11.

Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company.  Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee.  Interest and principal shall be paid solely to the registered holder of this Note.  Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

DAVI LUXURY BRAND GROUP, INC.

By:________________________________________

Name:______________________________________

Title: _______________________________________

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